6/1

07024130

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 03175 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 6/6/07

082-03175

AR/S
12-31-06

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005, and Independent Auditors' Report Dated March 6, 2007

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Independent Auditors' Report and Consolidated Financial Statements 2006 and 2005

Table of contents	Page

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Independent Auditors' Report to the Board of Directors and Stockholders of Grupo Carso, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Carso, S.A.B. de C.V. and Subsidiaries (the "Company") as of December 31, 2006 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets constituting 3% of consolidated total assets as of December 31, 2006, and total revenues constituting 6%, of total consolidated revenues for the year then ended. Those financial statements were audited by other independent auditors, whose report, which expresses an unqualified opinion, has been furnished to us and our opinion, insofar as it relates to the amounts included for Grupo Carso, S.A.B. de C.V., is based solely on the report of the other auditors. Also, the consolidated financial statements of the Company as of, and for the year ended December 31, 2005 were audited by other auditors, whose report dated March 2, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S. A. B. de C. V. and subsidiaries as of December 31, 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
A Member of Deloitte Touche Tohmatsu

C.P.C. Walter Fraschetto

March 6, 2007

Consolidated balance sheets

As of December 31, 2006 and 2005
(In thousands of Mexican pesos of purchasing power of December 31, 2006)

Assets	2006	2005
Current assets:		
Cash and cash equivalents	$ 8,315,961	$ 6,688,591
Investments in financial instruments	1,866,360	2,230,207
Accounts receivable:		
Customer (net of allowances for doubtful accounts of $362,105 in 2006 and $373,125 in 2005)	15,820,770	14,275,468
Other	837,448	1,274,272
Due from related parties	1,836,198	1,792,773
	18,494,416	17,342,513
Derivative financial instruments	501,869	571,034
Inventories – net	17,613,562	16,062,955
Prepaid expenses	177,861	240,925
Total current assets	46,970,029	43,136,225
Long - term receivables	44,528	132,781
Property, machinery and equipment:		
Buildings and leasehold improvements	24,505,983	23,233,496
Machinery and equipment	34,964,961	35,631,006
Vehicles	1,225,768	1,220,523
Furniture and equipment	2,886,510	2,825,360
Computers	1,912,858	1,992,661
	65,496,080	64,903,046
Accumulated depreciation	(37,551,734)	(36,523,967)
	27,944,346	28,379,079
Land	8,497,059	8,664,807
Construction in progress	1,317,347	1,288,524
	37,758,752	38,332,410
Investment in shares of associated companies and others	5,038,348	4,536,735
Other assets – net	288,135	264,275
Net asset projected for labor obligations	473,399	429,725
Total	$ 90,573,191	$ 86,832,151

Liabilities and stockholders' equity	2006	2005
Current liabilities:		
Borrowings from financial institutions and current portion of long-term debt	$ 7,665,753	$ 1,689,444
Trade accounts payable	6,070,453	6,717,700
Accrued expenses and taxes, other than income taxes	4,980,050	4,357,620
Derivative financial instruments	822,796	336,985
Advances from customers	1,059,964	689,748
Due to related parties	36,681	317,873
Accrued tobacco tax	2,283,724	1,659,927
Income tax payable	672,234	-
Employee statutory profit sharing	543,256	490,800
Total current liabilities	24,134,911	16,260,097
Long - term debt	11,820,869	14,132,416
Deferred income taxes and statutory employee profit sharing	7,825,505	8,033,717
Other long-term liabilities	135,503	180,980
Deferred income – net	25,928	25,143
Total liabilities	43,942,716	38,632,353
Stockholders' equity:		
Capital stock	6,372,211	6,382,491
Net share placement premium	2,082,381	2,082,381
Paid-in capital	14,362	14,362
Retained earnings	71,330,849	71,240,007
Insufficiency in restated stockholders' equity	(32,904,462)	(33,110,539)
Initial cumulative effect of deferred income taxes	(8,061,238)	(8,061,238)
Valuation derivative financial instruments and unrealized result on investments	(60,483)	309,938
Majority stockholders' equity	38,773,620	38,857,402
Minority interest in consolidated subsidiaries	7,856,855	9,342,396
Total stockholders' equity	46,630,475	48,199,798
Total	$ 90,573,191	$ 86,832,151

See accompanying notes to consolidated financial statements.

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2006 and 2005
(In thousands of Mexican pesos of purchasing power of December 31, 2006, except per share information)

	2006	2005
Net sales	$ 92,314,611	$ 81,255,052
Cost of sales	68,321,273	60,516,028
Gross profit	23,993,338	20,739,024
Operating expenses	10,953,210	11,094,692
Income from operations	13,040,128	9,644,332
Net comprehensive financing cost:		
Interest expense	3,531,257	4,403,942
Interest income	(1,839,502)	(2,039,954)
Exchange loss - net	347,246	371,823
Monetary position gain	(173,782)	(398,201)
	1,865,219	2,337,610
Other income - net	(158,381)	(905,442)
Gain from dilution in placement of shares of subsidiary	-	(3,107,023)
Impairment of long-lived assets	256,051	155,855
Gain on sale of convertible debentures	-	(345,918)
Income from continuing operations before income taxes, statutory employee profit sharing and equity in income of associated companies and others	11,077,239	11,509,250
Income tax expense	3,046,152	2,226,336
Employee statutory profit sharing expense	439,513	270,725
Equity in income of associated companies and others	(1,847,351)	(1,250,777)
Income from continuing operations	9,438,925	10,262,966
Discontinued operations – net	-	(302,303)
Cumulative effect of change in financial reporting standards at beginning of year– net	-	63,063
Consolidated net income	$ 9,438,925	$ 10,502,206
Net income of majority stockholders	$ 7,738,408	$ 8,952,370
Net income of minority stockholders	1,700,517	1,549,836
	$ 9,438,925	$ 10,502,206
Basic earnings per ordinary share	$ 3.30	$ 3.76
Weighted average of shares outstanding ('000)	2,345,841	2,382,047

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2006 and 2005
(In thousands of Mexican pesos of purchasing power of December 31, 2006)

	Capital stock	Net share placement premium	Paid-in capital	Retained earnings	Insufficiency in restated stockholders' equity	Initial cumulative effect of deferred income taxes	Derivative financial instruments and unrealized result on investments	Majority stockholders' equity	Minority interest in consolidated subsidiaries	Total stockholders' equity
Consolidated balances, January 1, 2005	$ 6,393,800	$ 2,082,381	$ -	$ 63,539,885	$ (32,790,828)	$ (8,061,238)	$ -	$ 31,164,000	$ 7,792,584	$ 38,956,584
Repurchase of shares	(11,309)	-	-	(620,792)	-	-	-	(632,101)	-	(632,101)
Reduction of minority shareholders of subsidiaries due to share purchase	-	-	-	-	-	-	-	-	(1,473)	(1,473)
Reduction of minority shareholders of subsidiaries due to share sale	-	-	14,362	-	-	-	-	14,362	(996,130)	(981,768)
Increase in minority shareholders and subsidiaries due to share placement	-	-	-	-	-	-	-	-	1,770,137	1,770,137
Dividends paid (including payments to minority shareholders of subsidiaries)	-	-	-	(631,456)	-	-	-	(631,456)	(761,791)	(1,393,247)
Balances before comprehensive income	6,382,491	2,082,381	14,362	62,287,637	(32,790,828)	(8,061,238)	-	29,914,805	7,803,327	37,718,132
Consolidated net income for the year	-	-	-	8,952,370	-	-	-	8,952,370	1,549,836	10,502,206
Effect from restatement and currency translation of foreign entites	-	-	-	-	(319,711)	-	-	(319,711)	(16,973)	(336,684)
Effect from valuation of financial instruments available for sale	-	-	-	-	-	-	(6,652)	(6,652)	-	(6,652)
Effect from valuation of derivative financial instruments	-	-	-	-	-	-	316,590	316,590	6,206	322,796
Comprehensive income	-	-	-	8,952,370	(319,711)	-	309,938	8,942,597	1,539,069	10,481,666
Consolidated balances as of December 31, 2005	6,382,491	2,082,381	14,362	71,240,007	(33,110,539)	(8,061,238)	309,938	38,857,402	9,342,396	48,199,798
Repurchase of shares	(10,280)	-	-	(665,940)	-	-	-	(676,220)	-	(676,220)
Excess of cost over book value generated in acquisition of minority interest in subsidiary	-	-	-	(1,581,527)	-	-	-	(1,581,527)	(2,711,348)	(4,292,875)
Dividends paid (including payments to minority shareholders of subsidiaries)	-	-	-	(5,400,099)	-	-	-	(5,400,099)	(377,734)	(5,777,833)
Balances before comprehensive income	6,372,211	2,082,381	14,362	63,592,441	(33,110,539)	(8,061,238)	309,938	31,199,556	6,253,314	37,452,870
Consolidated net income for the year	-	-	-	7,738,408	-	-	-	7,738,408	1,700,517	9,438,925
Effect from restatement and currency translation of foreign entities	-	-	-	-	206,077	-	-	206,077	(90,028)	116,049
Effect from valuation of financial instruments available for sale	-	-	-	-	-	-	(24,269)	(24,269)	-	(24,269)
Effect from valuation of derivative financial instruments	-	-	-	-	-	-	(346,152)	(346,152)	(6,948)	(353,100)
Comprehensive income	-	-	-	7,738,408	206,077	-	(370,421)	7,574,064	1,603,541	9,177,605
Consolidated balances as of December 31, 2006	$ 6,372,211	$ 2,082,381	$ 14,362	$ 71,330,849	$ (32,904,462)	$ (8,061,238)	$ (60,483)	$ 38,773,620	$ 7,856,855	$ 46,630,475

See accompanying notes to consolidated financial statements.

Grupo Carso, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2006 and 2005
(In thousands of Mexican pesos of purchasing power of December 31, 2006)

	2006	2005
Operating activities:		
Consolidated net income	$ 9,438,925	$ 10,502,206
Income for discontinued operations	-	(302,303)
Cumulative effect of change in financial reporting standards at beginning of year	-	63,063
Income from continuing operations	9,438,925	10,262,966
Add (less) items that did not require (generate) resources -		
Depreciation and amortization	2,478,559	2,448,527
Deferred income tax and statutory employee profit sharing	(667,632)	(1,053,462)
Gain from dilution in placement of shares of subsidiaries	-	(3,107,023)
Impairment of long-lived assets	256,051	155,855
Gain on sale of convertible debentures	-	(345,918)
Equity in income of associated companies and others (net of dividends received)	(663,408)	(317,274)
Other – net	(75,860)	(551,705)
	10,766,635	7,491,966
Changes in operating assets and liabilities:		
Increase (decrease) in:		
Financial instruments held for trading purposes	312,180	(943,551)
Trade accounts receivable	(1,274,277)	(2,052,186)
Inventories	(256,310)	(1,774,185)
Prepaid expenses	63,064	136,107
Other	(27,358)	(318,880)
Asset derived from labor obligations	(43,674)	(86,620)
Increase (decrease) in:		
Trade accounts payable	(465,880)	1,184,174
Accrued expenses and taxes, other than income taxes	668,929	265,376
Derivative financial instruments – net	201,876	710,707
Due to related parties	(281,192)	326,355
Other – net	761,993	(202,705)
	(340,649)	(2,755,408)
Net resources generated by operating activities	10,425,986	4,736,558
Financing activities:		
Net increase (decrease) in notes payable and long-term debt	3,950,109	(3,310,666)
Repurchase of shares	(676,220)	(632,101)
Dividends paid (including payments to minority shareholders of subsidiaries)	(5,777,833)	(1,393,247)
Net resources used in financing activities	(2,503,944)	(5,336,014)

(Continued)

	2006	2005
Investing activities:		
Financial instruments available-for-sale and held-to-maturity	27,398	(136,033)
Net investment in shares of associated companies and others	(3,661,181)	1,271,805
Acquisition of property, machinery and equipment - net	(2,565,029)	(2,474,284)
Other assets	(95,860)	185,423
Placement of shares of subsidiary	-	4,877,161
Sale of debentures convertible into shares	-	968,970
Net resources generated by (used in) investing activities	(6,294,672)	4,693,042
Cash and cash equivalents:		
Increase	1,627,370	4,093,586
Balance at beginning of year	6,688,591	2,595,005
Balance at end of year	$ 8,315,961	$ 6,688,591

(Concluded)

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2006 and 2005
(In thousands of Mexican pesos of purchasing power of December 31, 2006)

1. Activities and restructuring

a. Activities

The consolidated financial statements include the financial statements of Grupo Carso, S.A.B. de C.V. and Subsidiaries ("The Company" or "Grupo Carso"). The principal subsidiaries and associated companies and their activities are as follows:

Subsidiaries	Ownership Percentage 2006	Ownership Percentage 2005	Activity
Carso Infraestructura y Construcción, S.A.B. de C.V. and Subsidiaries ("CICSA")	71.07	70.89	Exploitation of different branches of engineering, including the initial design and construction of oil rigs and all kinds of civil, industrial and electromechanical works and installations; manufacture and marketing of cold rolled carbon steel pipe; and installation of telecommunication and telephony networks. (1)
Cigarros La Tabacalera, S.A. de C.V. and Subsidiaries ("Cigatam")	50.01	50.01	Contracting of tobacco harvests with growers and manufacture of cigarettes.
Grupo Calinda, S.A. de C.V. and Subsidiaries ("Calinda")	100	100	Hotel related services.
Grupo Condumex, S.A. de C.V. and Subsidiaries ("Condumex")	99.57	99.57	Manufacture and sale of products used by the construction, automotive, energy and communications industries; manufacture and sale of copper and aluminum derivative products and their alloys and pipes manufactured with vinyl polychlorine; mining metallurgical industry and railroad transportation (up to October 2005). (2)
Grupo Sanborns, S.A. de C.V. and Subsidiaries ("Sanborns")	99.93	83.69	Operation of department stores, gift shops, record stores, restaurants, cafeterias and management of shopping malls through the following commercial brands, principally: Sanborns, Sears, Mix-up, Dorian's and El Globo (up to August 2005). (3)
Inmuebles Cantabria, S.A. de C.V. and Subsidiaries ("Cantabria")	100	100	Holding company of shares of companies in the real estate leasing hotel, lithography and bookbinding, printing sectors and manufacture of flexible packing materials. (4)
Porcelanite Holding, S.A. de C.V. and Subsidiaries ("Porcelanite")	99.96	99.96	Manufacture and sale of all kinds of coverings for floors, walls and other similar applications. (5)

Associated	2006	2005	Activity
Infraestructura y Transportes México, S.A. de C.V. ("ITM")	16.75	16.75	Railroad transportation. (2)
Philip Morris de México, S.A. de C.V. ("Philip Morris")	49.99	49.99	Sale of tobacco products.

The investment in shares of associated companies is valued by the equity method, recognizing the equity in results and in the stockholders' equity of the associated companies and others.

b. **Restructuring**

(1) In August 2005, CICSA continued with the process started in 2004 with regard to integrating all of the different entities of Grupo Carso that are involved in construction and installation activities. In October 2005, CICSA placed 620,000,000 shares in a public offering at $7.60 (par value) each share, for a total amount of $4,877,160 ($4,712,000 nominal pesos), which diluted the participation of the Company's common stock from 90.21% to 70.89%, (currently 71.07%, because CICSA repurchase its own shares) generating a gain of $3,107,023, which is presented in the consolidated statement of income as a "Gain from dilution in placement of shares of subsidiary".

(2) On November 24, 2005, Condumex sold its 66.67% holding in the shares of its subsidiary Ferrosur, S.A. de C.V. ("Ferrosur") to Infraestructura y Transportes Ferroviarios, S.A. de C.V. ("ITF"), a subsidiary of ITM, (the latter is in turn a subsidiary of Grupo México, S.A.B. de C.V) for the amount of $ 2,275,357 ($2,173,442 nominal pesos), generating an accounting profit of $302,957 ($212,077 net of income taxes). Furthermore, on November 25, 2005 Grupo Carso subscribed a common stock increase in ITM for $2,184,200 (nominal pesos) to become the owner of 16.75% of the common stock of such company. Based on the fair value valuation of the investment in ITM for $1,994,187 (nominal pesos) at the end of 2005, a charge to stockholders' equity of $197,715 ($190,013 nominal pesos) was generated, which resulted in a net of the gain on the sale of Ferrosur, and is accounted for as a capital contribution of $14,362 in the consolidated statement of changes in stockholders' equity.

In August 2005, Grupo Carso and Mexichem, S.A. de C.V., in their capacity as debenture holder and obligor, respectively, early redeemed the nominative debentures convertible to shares in the amount of $968,969, which had a value of $623,050, generating a gain of $345,918, which is presented in the consolidated statement of income as "Gain on sale of debentures convertible to shares".

(3) In September 2005, Sanborns sold 100% of the shares representing the common stock of its subsidiary Controladora y Administradora de Pastelerías, S.A. de C.V. (holding company of the "El Globo" confectionery and pastry shops) to Grupo Bimbo, S.A. de C.V. for $1,404,675 ($1,350,000 nominal pesos), once it obtained authorization from the Federal Antitrust Board, generating an accounting profit of $683,176 ($646,326 nominal pesos), which is recorded within other revenues, net in the consolidated statement of income. Given its immateriality within the context of these consolidated financial statements, it is not presented as a discontinued operation.

In August 2006, Grupo Carso carried out a public offering to acquire the totality of the shares of Sanborns listed on the Mexican Stock Exchange ("BMV"). As of December 31, 2006, the excess of cost over book value in the purchase of such shares was $1,581,527, which amount is recorded in retained earnings as a capital distribution. At the date of this report, most of such shares have been acquired, for which reason the participation of Grupo Carso increased by 16.24%.

(4) In February 2006, Inmuebles y Servicios Mexicanos, S.A. de C.V. (a subsidiary of Cantabria), sold 100% of the shares in its subsidiary Artes Gráficas Unidas, S.A. de C.V. for the amount of \$510,016 (\$493,771 nominal pesos), generating a gain of \$79,001 (\$76,485 nominal pesos), which is recorded within other revenues, net in the consolidated statement of income. Given its immateriality within the context of these consolidated financial statements, it is not presented as a discontinued operation.

(5) Different opportunities and alternatives are being evaluated with certain Mexican and foreign companies which might conclude in a sale, merger or strategic alliance involving Porcelanite.

2. Basis of presentation

a. ***Explanation for translation into English*** - The accompanying consolidated and combined financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated and combined financial statements are presented on the basis of Mexican Financial Reporting Standards (MFRS). Certain accounting practices applied by the Company that conform with MFRS may not conform with accounting principles generally accepted in the country of use.

b. ***Consolidation of financial statements*** - The consolidated financial statements include the financial statements of Grupo Carso, S.A.B. de C.V. and its subsidiaries, whose common stock shareholding is shown in Note 1. Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

c. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting policies of the Company are applied. The financial statements are restated for inflation of the country in which such foreign subsidiary operates to express amounts in purchasing power of the foreign currency as of the most recent year-end. All assets, liabilities, revenues, costs and expenses are translated into Mexican pesos using the closing exchange rate in effect at the most recent balance sheet date presented. Translation effects are presented in stockholders' equity.

To consolidate the financial statements of foreign subsidiaries that do not operate independently of the Company in terms of finances and operations, monetary assets and liabilities are translated by using the exchange rate in effect at the year end. Also nonmonetary assets and liabilities and stockholders' equity are translated by using at the historical exchange rate on the transaction date. Revenues, costs and expenses are translated by using the weighted average exchange rate for the year. The resulting amounts are restated to Mexico pesos of purchasing power using the National Consumer Price Index ("NCPI"). The translation effects are recorded in results for the year under net comprehensive financing cost.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated for inflation of the country in which such foreign subsidiary operates and are subsequently translated into Mexican pesos using the exchange rate of the latest period presented.

d. ***Comprehensive income*** - Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock; and is comprised of the consolidated net income of the year, plus other comprehensive income items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2006 and 2005, other comprehensive income items consist of the excess (insufficiency) in restated stockholders' equity, the effects of currency translation of foreign entities and the valuation of derivative financial instruments and unrealized gains and losses on available-for-sale investments.

e. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2006.

3. **Summary of significant accounting policies**

New financial reporting standards - As of June 1, 2004, the function of establishing and issuing MFRS became the responsibility of the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"). CINIF decided to rename the accounting principles generally accepted in Mexico (MEX GAAP), previously issued by the Mexican Institute of Public Accountants ("IMCP"), as Mexican Financial Reporting Standards ("MFRS"). As of December 31, 2005, eight Series A standards had been issued (NIF A-1 to NIF A-8), representing the Conceptual Framework, intended to serve as the supporting rationale for the development of such standards, and as a reference to resolve issues arising in practice; NIF B-1, *Accounting Changes and Correction of Errors,* was also issued. The Series A NIFs and NIF B-1 went into effect as of January 1, 2006. Application of the new MFRS did not have a material impact on the Company's financial position, results of operations or related disclosures.

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company's management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a. ***Changes in accounting policies*** -As of January 1, 2005, the Company adopted the Modifications to Bulletin C-2 "Financial instruments" ("C-2"); such modifications establish that the gains or losses from financial instruments available for sale due to changes in their fair value should be recognized in comprehensive income within stockholders' equity; they allow for reclassifications between categories if the conditions established are fulfilled and include the values classified as available for sale as instruments which may be evaluated and recognized for purposes of impairment. Up to December 31, 2004, the Company recognized fluctuations in valuation of these instruments in the results of each period. Based on the application of these modifications, the Company recorded a charge to results of the year for $63,063 under the heading Cumulative effect from changes in financial reporting standards, net of the deferred income tax, with a credit to comprehensive income within stockholders' equity.

b. ***Recognition of the effects of inflation*** - The Company restates its financial statements and those of its Mexican and foreign integrated entities to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

   - ***Insufficiency in restated stockholders' equity*** - Primarily consists of the monetary position result accumulated through the initial first restatement, the variations derived from restating the value of inventories, property, machinery and equipment, and investments in shares of associated companies and others, less the respective deferred income tax effect.

   - ***Monetary position result*** - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

c. ***Cash and cash equivalents*** - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d. ***Financial instruments*** - According to its intent, from the date of acquisition, the Company classifies investments in financial instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments is recognized within current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments, which include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of comprehensive income within stockholders' equity, and reclassified to current earnings upon their sale or maturity, if any. The monetary position resulting from the effects of inflation on available-for-sale investments is recorded as a component of comprehensive income. Fair value is determined using recognized market prices, and when the instruments are not listed on a recognized market, it is determined using technical valuation models recognized in the financial community.

Financial investments classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

e. ***Inventories and cost of sales*** - Inventories are stated at the lower of replacement cost using or net realizable value. Cost of sales is restated using replacement cost at the time of the sale.

Agricultural products are valued at fair value, less the estimated point of sale costs. Such fair value is determined based on the market price prevailing in the respective region.

f. ***Property, machinery and equipment*** - Property, machinery and equipment are initially recorded at acquisition cost and restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated by the straight-line method based on the remaining useful lives of the related assets, considering a percentage rate as the estimated salvage value.

Such estimated lives were not mentioned, because they vary significantly due to the diversity of the business activities in which the Company is involved.

g. ***Investment in shares of associated companies and others*** - The investment in shares is recorded using the equity method, recognizing the equity in results and in the stockholders' equity of the associated companies and others.

h. ***Other assets*** - Intangible assets are recognized in the balance sheet provided that they can be identified, provide future economic benefits and control exists over such assets. Intangible assets with an indefinite useful life are not amortized and intangible assets with a defined useful life are amortized systematically based on the best estimate of their useful life, determined in accordance with the expected future economic benefits. The value of these assets is subject to annual impairment testing.

The intangible assets recognized by the Company are as follows:

1. Research costs are recognized as expenses for the year in which they are incurred.
2. Costs of development (or in the development phase of a project) are recognized as an intangible asset when they fulfill the characteristics established to be considered as such. As of December 31, 2006 and 2005, there are no material assets derived from this item.

3. Patents and brand names represent payments made for the respective use rights. As of December 31, 2006 and 2005, there are no material assets derived from this item.
4. Exploration expenses, together with payments for the assignment of rights for mining concession titles, are charged to results of the year in which they are incurred.
5. The development expenses incurred in mining lots for exploitation are included in the operating cost.

Environmental control plans and projects are presented under the heading of other assets. The expenses incurred for this item are applied to the provision for remediation and the subsequent increase in such provision is charged to results if it refers to present obligations, or to other assets if it refers to future obligations, in the year in which determined.

i. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net selling price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

j. ***Derivative financial instruments*** - Derivative financial instruments are acquired for trading or hedging purposes involving: a) interest rates, b) exchange rates applicable to long-term debt, and c) natural gas prices, and are recognized as assets and liabilities at their fair value.

Valuation of financial instruments acquired for trading purposes is recognized in the statement of income under the comprehensive financing cost of the respective period, while financial instruments acquired for hedging purposes are immediately recognized at their fair value in earnings, net of costs, expenses or revenues resulting from the hedged assets or liabilities. For cash flow hedges, changes in fair value are immediately recognized in stockholder's equity as a component of comprehensive income and then reclassified to current earnings during the period in which the asset, liability or forecast transaction (primary hedged position) affects the results of the period.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not instead classified as trading for accounting purposes. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost.

The Company has executed certain contracts whose effects have not been recognized yet, and which given their nature, include an implicit derivative. The implicit derivatives are valued at fair value, and the effect is recorded in the statement of income.

k. ***Provision for environmental remediation*** - As a result of its mining activities, the Company prepares environmental control plans and projects to comply with its environmental control remediation obligations. The expenses incurred for this item are applied to the provision for remediation and the subsequent increase in such provision is charged to results, if it refers to present obligations, or to other assets under the heading of "Site restoration", if it refers to future obligations, in the year in which determined.

As of December 31, 2006 and 2005, the Company has a provision for recognition of ecological liabilities of $129,522 and $175,659, respectively. During 2006 and 2005 expenses of $1,052 and $4,412, respectively, were incurred to clean up the environment and were applied against the provision for ecological liabilities. Also, it has unamortized assets for site restoration of $60,420 and $69,734, respectively.

l. *Employee retirement obligations* - Liabilities from seniority premiums, pension plans for non-union employees and severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the benefit obligation projected to the estimated retirement date of the Company's employees. As of December 31, 2006, certain subsidiary companies have created investment funds, but others have not; consequently, they are recorded through a reserve for labor obligations.

m. *Income taxes, tax on assets and statutory employee profit sharing* - Income taxes (ISR) and statutory employee profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits whose realizability is uncertain. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets ("IMPAC") paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet by decreasing the deferred ISR liability.

n. *Foreign currency balances and transactions* - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated and combined statements of income.

o. *Revenue recognition* - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to customers, when the inventories are delivered or shipped to customers and the customer assumes responsibility for them. Services revenues are recognized in the period in which the services are rendered. Long-term construction contracts are accounted for using the percentage-of-completion method; therefore, revenues are recognized in proportion to the costs incurred. If total costs in the most recent cost estimate exceed total revenues according to the contract, the expected loss is recognized in current earnings.

p. *Earnings per share* - Basic earnings per common share are calculated by dividing net income of majority stockholders by the weighted average number of shares outstanding during the year.

4. Financial Instruments

	2006	2005
Trading (1)	$ 1,694,569	$ 2,006,749
Held-to-maturity	156,295	181,811
Available-for-sale	15,496	41,647
	$ 1,866,360	$ 2,230,207

(1) The financial instruments held for trading purposes include principally the following:

Investment in guarantee for default on loan-In March 2004, the Company contracted a credit derivative financial instrument ("Credit Linked OTL Deposit Transaction" or "Credit Default Swap" or "CDS") in which it invested US$50,000 thousands, which may be negotiated at any time with a maximum maturity in March 2009, at a fixed interest rate equal to 2.65 percentage points above the LIBOR rate. This credit derivative allows the counterparty of the CDS to transfer to the Company the risk of noncompliance on a specific loan portfolio issued by related parties. Consequently, on the maturity date of the CDS, the counterparty will pay the Company the initial amount of the investment, less any amount of the portfolio that was in default.

This instrument is not subject to valuation as a derivative financial instrument, because it constitutes a deposit with a credit guarantee. As of December 31, 2006, the Company believes that no adverse effect will be generated in the future.

5. Other accounts receivable

	2006	2005
Sundry debtors	$ 457,124	$ 383,057
Recoverable taxes	76,919	331,043
Other	303,405	560,172
	$ 837,448	$ 1,274,272

6. Inventories

	2006	2005
Raw materials and auxiliary materials	$ 5,594,346	$ 4,964,432
Work-in-process	1,110,367	1,283,743
Finished goods	2,567,483	2,167,757
Merchandise in stores	6,611,471	6,256,549
Allowance for obsolete inventories	(374,189)	(326,029)
	15,509,478	14,346,452
Merchandise in-transit	344,881	374,751
Replacement parts and other inventories	847,485	864,344
Advances to suppliers	911,718	477,408
	$ 17,613,562	$ 16,062,955

7. Property, machinery and equipment

The Company is constantly evaluating its idle assets in order to determine their possible short-term use or take the necessary measures for their realization. The assets which are temporarily out of use refer to machinery and equipment from the mining and industrial sector, in the amounts of $559,881 and $411,263 at net realizable value as of December 31, 2006 and 2005, respectively.

As of December 31, 2006 and 2005, the effect from impairment and drop in value of property, machinery and equipment was $256,051 and $155,855, respectively, presented in the consolidated statement of income as "Impairment in long-lived assets".

8. Investment in shares of associated companies and others

	2006	2005
Infraestructura y Transportes México, S.A. de C.V.	$ 2,325,789	$ 2,074,952
Philip Morris de México, S.A. de C.V.	1,449,060	1,184,593
Centro Comercial Plaza Satélite, S.A. de C.V. (Fideicomiso F-7278 de BBVA Bancomer, S.A.)	581,857	600,215
Inmobiliaria Altabrisa, S.A. de C.V.	169,674	-
Fideicomiso F-00096 Cabi Coatzacoalcos, S.A. de C.V.	149,015	65,701
Grupo Telvista, S.A. de C.V.	105,965	97,976
Conductores Eléctricos, S.A. de C.V.	53,306	54,533
Sinergia Soluciones Integrales de Energía, S.A. de C. V.	-	281,488
Other associated companies	203,682	177,277
	$ 5,038,348	$ 4,536,735

9. Other assets

		2006		2005
Site restoration	$	60,420	$	69,734
Guarantee deposits		40,639		66,495
Others, net		187,076		128,046
	$	288,135	$	264,275

10. Long-term debt

			2006		2005
I.	Syndicated loan for US $850 million maturing in September 2011, bearing interest payable on a quarterly basis	$	9,244,175	$	-
II.	Syndicated loan for US $700 million with semiannual maturities as of May 2005, and the last one in May 2010, bearing interest payable on a quarterly basis (1)		-		7,801,285
III.	Syndicated loan for US $100 million with semiannual maturities as of April 2006, and the last one in October 2009, bearing interest payable on a quarterly basis (1)		-		1,114,468
IV.	Revolving syndicated loan for US $150 million with the last maturity in September 2009, bearing interest payable on a quarterly basis (1)		-		1,671,704
V.	Stock certificates issued as of June 2003, with the last maturity in June 2008, at an interest rate equal to the CETES rate plus 1.20 and 1.25 percentage points (2)		3,050,000		3,693,775
VI.	Direct loans, principally in US dollars and euros, with quarterly and semiannual maturities at variable rates, and the last one in 2014.		316,620		715,786
VII.	Loans obtained through government international credit agencies for export promotion, in foreign currency, with variable interest rates and the last maturity in 2029		16,667		2,825
VIII.	Other loans		76,075		89,215
			12,703,537		15,089,058
	Less -current portion		(882,668)		(956,642)
	Long term liability	$	11,820,869	$	14,132,416

Long-term debt earns interest at variable rate. The interest rates during 2006 and 2005 were fixed at a weighted average for Mexican pesos of 8.68% and 10.44%, respectively, while for US dollars they were fixed at 5.94% and 4.08%, respectively.

Maturities of long-term debt as of December 31, 2006 are as follows:

Year ending December 31		
2008	$	2,325,503
2009		72,914
2010		42,245
2011 and thereafter		9,380,207
	$	11,820,869

(1) These syndicated loans were settled early in 2006 without generating any penalty for the Company.

(2) As of December 31, 2006 and 2005, the Company has created a trust whose purpose is the issue of stock certificates under a program. The resources obtained through the different issues of such instruments were used to cover obligations derived from unsecured loans. The interest which Grupo Carso and its subsidiaries pay on this debt is equal to that paid by the trust to the holders of the stock certificates. In February 2006, $500,000 matured and was paid.

The syndicated loan contracts establish affirmative and negative covenants for the borrowers; additionally, based on the Company's consolidated financial statements, certain financial ratios and percentages must be maintained. All of these requirements are in compliance at the date of issuance of these consolidated financial statements.

11. Derivative financial instruments and hedge instruments

The Company's objective in executing contracts for derivative financial instruments is to partially cover the financial risks from exposures to exchange rates, interest rates, prices of natural gas and certain metals, or the expectation of a good financial return generated by the behavior of the corresponding underlings. The decision to take an economic or financial hedge is based on market conditions and the respective expectation at a given date, as well as the domestic and international context of the economic indicators which influence the Company's operations.

The transactions performed with foreign exchange and/or interest rate forwards and swaps, as well as embedded derivatives, are summarized below:

		Notional			Valuation as of December 31, 2006			
Instrument	Purpose	Amount	Unit in thousands	Maturity	Assets (Liabilities)	Net comprehensive financing cost of the year	Net comprehensive financing cost of prior years	(Profit) Loss on settlement net comprehensive financing cost
Forwards dollar	Purchase	639,000	Dollars	March 2007 to December 2010	$ (380,453)	$ 319,783	$ 60,670	$ -
Forwards dollar	Purchase	450,000	Dollars	March and December 2006	-	-	-	10,427
Forwards dollar	Purchase	51,725	Dollars	March to December 2006	-	-	-	(2,119)

Instrument	Purpose	Notional Amount	Notional Unit in thousands	Maturity	Valuation as of December 31, 2006 Assets (Liabilities)	Net comprehensive financing cost of the year	Net comprehensive financing cost of prior years	(Profit) Loss on settlement net comprehensive financing cost
Forwards dollar	Sale	210,000	Dollars	December 2006	-	-	-	(56,125)
Swaps dollar / Libor in pesos / TIIE	Hedge purchase	155,000	Dollars	September 2011	10,554	(29,310)	18,756	48,897
Swaps TIIE at fixed rate	Purchase	7,220,000	Pesos	March 2007 to October 2016	(343,868)	332,833	11,035	202,981
Swaps TIIE at fixed rate	Purchase	1,647,000	Pesos	January to December 2006	-	-	-	38,087
Swaps Libor at fixed rate	Purchase	600,000	Dollars	May and June 2015	231,224	(88,062)	(143,162)	(42,539)
Swaps Libor at fixed rate	Sale	500,000	Dollars	May and July 2015	198,369	(198,369)	-	-
Embedded	N/A	7,636	Dollars	2007 and 2008	703	(933)	230	-
Embedded	N/A	522	Dollars	2007 and 2008	(58)	(17)	76	-
Total at December 31, 2006					$ (283,529)	$ 335,925	$ (52,395)	$ 199,609
Total at December 31, 2005					$ (72,033)	$ 72,033	$ -	$ 1,418,198

Open transactions settled with metals trading futures and swaps for sale are summarized below:

Instrument	Notional Amount	Notional Unit	Maturity	Valuation as of December 31, 2006 Assets (Liabilities)	Net comprehensive financing cost	(Profit) Loss on settlement net comprehensive financing cost
Silver futures	1,265	Thousand s of ounces	March to December 2007	$ (6,612)	$ 6,612	$ -
Silver futures	3,470	Thousand s of ounces	During 2006	-	-	36,638
Lead futures and swaps	2,700	Ton	January to June 2007	(6,907)	6,907	-
Lead futures and swaps	19,450	Ton	During 2006	-	-	30,080
Zinc futures and swaps	7,175	Ton	January to June 2007	(33,085)	33,085	-
Zinc futures and swaps	41,000	Ton	During 2006	-	-	370,824
Copper futures	6,679	Ton	March to July 2007	51,295	(51,295)	-
Copper futures	11,317	Ton	During 2006	-	-	4,814
Total at December 31, 2006				$ 4,691	$ (4,691)	$ 442,356
Total at December 31, 2005				$ (115,987)	$ 115,987	$ 86,090

The open transactions settled with purchase swaps and futures are summarized below:

Instrument	Notional Amount	Unit	Maturity	Valuation as of December 31, 2006 Assets (Liabilities)	Valuation as of December 31, 2006 Comprehensive income	(Profit) loss on Settlement Cost of sales
Copper futures	4,648	Ton	January 2007 to March 2008	$ (22,977)	$ 16,543	$ -
Copper futures	25,502	Ton	During 2006	-	-	(158,642)
Aluminum futures	475	Ton	January to August 2007	1,499	(1,079)	-
Aluminum futures	3,850	Ton	During 2006	-	-	1,244
Zinc futures	700	Ton	January to December 2007	4,280	(3,082)	-
Zinc futures	1,625	Ton	During 2006	-	-	(3,087)
Nickel futures	120	Ton	January to December 2007	3,945	(2,840)	-
Nickel futures	282	Ton	During 2006	-	-	(8,132)
Natural gas swaps	1,963,294	MMBtu	January to March 2007	(28,836)	20,762	-
Natural gas swaps	8,480,091	MMBtu	During 2006	-	-	(178,633)
Total at December 31, 2006				$ (42,089)	$ 30,304	$ (347,250)
Total at December 31, 2005				$ 422,069	$ (299,669)	$ (327,048)

12. Employee retirement obligations

The Company has plans for retirement, death or total disability payments for non-union employees in most of their subsidiaries. It also maintains seniority premium plans for all employees as stipulated in their employment contracts. The Company also faces the contingency of making severance payments at the end of the work relationship for reasons other than restructuring. The related liability and the annual benefits cost are calculated by independent actuaries according to the bases defined in the plans, using the projected unit credit method.

The present values of these obligations and the rates used for their calculation are:

	2006	2005
Accumulated benefit obligation (includes vested benefits of $769,914 and $754,958 respectively)	$ (1,108,160)	$ (928,313)
Projected benefit obligation	$ (1,878,074)	$ (1,683,271)
Plan assets (investment in trust)	2,995,788	2,670,212
Funded status	1,117,714	986,941
Unrecognized items:		
Past service costs and changes to the plan	(47,739)	(108,760)
Variances for assumptions and adjustments for experience	(598,021)	(433,356)
Additional assets (liabilities)	1,445	(15,100)
	(644,315)	(557,216)
Net projected asset	$ 473,399	$ 429,725
Contributions to plan assets	$ 26,322	$ 33,555
Net periodic cost	$ 40,479	$ 62,729

The rates used in the actuarial calculations were:

	2006	2005
Discount of the projected benefit obligation at present value	4.7%	4.5%
Wage increases	1.2%	1.0%
Yield on plan assets	4.9%	4.5%

13. Stockholders' equity

a. At Stockholders' Ordinary General Meetings held on April 21, 2005 and April 25, 2006, and the Board of Directors' meeting held on December 4, 2006, the stockholders and board members agreed to pay cash dividends for $631,456, $722,717 and $4,677,382, respectively (adjusted for the number of shares at the time of payment due to the repurchase of its own shares), to which $0.25, $0.30 and $2.00 corresponded per share at nominal pesos, respectively; payable in two payments at the rate of $0.13 and $0.12, on May 20 and November 18, 2005, in one payment on July 11, 2006 and in one payment on December 21, 2006, respectively, all of which were taken from the consolidated Net Tax Income Account (CUFIN) balance.

At the Stockholders' Ordinary General Meeting of April 25, 2006, the stockholders approved the allocation of funds, as of that date, for a maximum amount of $3,576,179 (nominal pesos) to be used to enable the Company to repurchase its own shares during and, if necessary, subsequent to 2006.

At a Board of Directors' meeting held on December 4, 2006, the board members agreed to establish a plan to spin off CICSA from Grupo Carso, creating a new company to which Grupo Carso would contribute all of the shares representing the common stock of CICSA, which it owns directly or indirectly through its subsidiaries Condumex and Cantabria.

At a Stockholders' Extraordinary General Meeting held on December 7, 2006 approved, among others, the amendment of the different articles of the bylaws, basically to adapt the text to reflect the New Stock Market Law, including the change of corporate name from Grupo Carso, Sociedad Anónima de Capital Variable to Grupo Carso, Sociedad Anónima Bursátil de Capital Variable.

b. Common stock subscribed and paid in at par value of Grupo Carso as of December 31, 2006 and 2005 is comprised as follows:

	Number of Shares		Amount	
	2006	2005	2006	2005
Series A1	2,745,000,000	2,745,000,000	$ 1,058,036	$ 1,058,036
Treasury shares repurchased	(406,309,100)	(380,460,000)	(156,608)	(146,645)
Historical Capital Stock	2,338,690,900	2,364,540,000	$ 901,428	$ 911,391

Common stock consists of ordinary, nominative, no par value shares.

c. Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (nominal pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved, and must be replenished if it is reduced for any reason. At December 31, 2006 and 2005, the legal reserve of Grupo Carso is $381,635 (nominal pesos) and is presented as part of retained earnings.

d. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax payable by the Company at the rate in effect upon distribution. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

e. The balances of the stockholders' equity tax accounts as of December 31 are:

	2006	2005
Contributed capital account	$ 5,729,337	$ 5,796,451
Consolidated net tax income account	25,307,409	23,327,010
Total	$ 31,036,746	$ 29,123,461

14. Foreign currency balances and transactions

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2006	2005
Monetary assets	743,938	410,113
Monetary liabilities short term	(113,788)	(223,290)
Monetary liabilities long term	(867,741)	(946,176)
Net monetary liability position	(237,591)	(759,353)
Equivalent in Mexican pesos	$ (2,583,921)	$ (8,462,755)

b. Transactions denominated in foreign currency in thousands of U.S. dollars were as follows:

	2006	2005
Export sales	933,804	767,094
Import purchases	(1,275,187)	(852,665)
Interest income	9,095	3,939
Interest expense	(32,368)	(26,630)
Others	(127,046)	(181,981)

c. The exchange rates in effect at the dates of the consolidated balance sheets and at the date of the independent auditors' report are as follows:

	December 31		March 6
	2006	2005	2007
U.S. dollars	$ 10.8755	$ 10.7109	$ 11.1473

15. Transaction and balances with related parties

a. Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2006	2005
Sales (1)	$ 27,528,926	$ 24,753,795
Rental collected	29,305	43,558
Purchases	(2,012,344)	(2,234,986)
Services rendered	(49,455)	(15,907)
Prepaid insurance	(166,938)	(170,755)
Interest paid	(76,927)	(355,009)
Financial burden on discounted portfolio	(24,031)	(48,512)
Other (expenses) revenues, net	(6,942)	34,388
Purchases of fixed assets	(304)	(106)

(1) Includes sales of the subsidiary Cigatam to the associated company Philip Morris, the marketer and distributor of its products, for $16,817,877 in 2006 and $14,894,248 in 2005.

b. Balances receivable and payable with related parties are as follows:

	2006	2005
Due from related parties -		
Teléfonos de México, S.A.B. de C.V.	$ 692,269	$ 904,859
Radiomóvil Dipsa, S.A. de C.V.	249,981	171,118
Concesionaria de Carreteras, Autopistas y Libramientos de la República Mexicana, S.A. de C.V.	195,627	-
Delphi Packard Electric, S.A. de C.V.	154,066	149,379
CFC Concesiones, S.A. de C.V.	130,695	-
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	56,505	3,632
Philip Morris México, S.A. de C.V.	48,712	255,363
Alquiladora de Casas, S.A. de C.V.	37,628	5,168
Uninet, S.A. de C.V.	37,110	26,621
Teléfonos de Noroeste, S.A. de C.V.	35,696	28,334
Consorcio Red Uno, S.A. de C.V.	34,015	18,250
CTI Compañía de Teléfonos del Interior, S.A.	27,568	-
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V.	26,167	-
Comunicación Celular, S.A.	21,269	-
Estudio Cerámico de México, S.A. de C.V.	17,179	39,512
Dana Corporation	-	35,934
U.S. Commercial Corp., S.A.B. de C.V.	-	141,783
Other	71,711	12,820
	$ 1,836,198	$ 1,792,773
Due to related parties -		
Cleaver Brooks de México, S.A. de C.V.	$ 24,143	$ 18,545
Concesionaria de Carreteras, Autopistas y Libramientos de la República Mexicana, S.A. de C.V.	-	162,676
Banco Inbursa, S.A.	8,891	107,774
Sinergia Soluciones Integrales de Energía, S.A. de C.V.	2,765	-
Seguros Inbursa, S.A.	-	28,622
Other	882	256
	$ 36,681	$ 317,873

c. The accounts receivable heading includes accounts receivable from discounted customers for $1,678,948 and $2,037,254 as of December 31, 2006 and 2005, respectively, with Banco Inbursa, S.A.

d. The heading of Borrowings from financial institutions includes balances with Banco Inbursa, S.A. for $2,572,483 and $244,324, as of December 31, 2006 and 2005, respectively, bearing interest at an annual rate of 7.6% with short-term maturities.

e. The heading of long-term debt includes balances with Banco Inbursa, S.A. for $111,506 and $409,924 as of December 31, 2006 and 2005, respectively.

16. Other income

		2006		2005
Gain on sale of shares of subsidiaries	$	(79,001)	$	(683,176)
Gain on sale of business segment		-		(101,084)
Other, net		(79,380)		(121,182)
	$	(158,381)	$	(905,442)

17. Income taxes, tax on assets and employee statutory profit sharing

In accordance with Mexican tax law, the Company is subject to ISR and IMPAC. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. In 2005 and 2006, the tax rate was 30% and 29%, respectively, and as of 2007, the tax rate will be 28%. Due to changes in the tax legislation effective January 1, 2007, taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income. In addition, as a result of changes in the tax law effective in 2005, cost of sales is deducted instead of inventory purchases. Taxpayers had the option, in 2005, to ratably increase taxable income over a period from 12 years by the tax basis of inventories as of December 31, 2004, determined in conformity with the respective tax rules, and taking into account inventory turnover. Such inventory was decreased by the undeducted inventory balance according to Rule 106 and tax loss carryforwards, whose net balance as of December 31, 2006 and 2005 was $5,287,983 and $7,210,513, respectively. As of 2006, PTU paid is fully deductible.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities, including liabilities payable to banks and foreign entities. IMPAC is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years. As of January 1, 2007, the IMPAC rate will be 1.25% on the value of assets for the year, without deducting any liabilities.

PTU is calculated on taxable income, which for these purposes does not consider the annual adjustment for inflation, while tax depreciation is at historical, not restated, values.

Grupo Carso has authorization from the Mexican Treasury Department (SHCP) to file a consolidated income and asset tax return with its subsidiaries.

ISR and PTU consist of the following:

		2006		2005
ISR:				
Current	$	3,639,040	$	3,101,157
Deferred		(592,888)		(874,821)
	$	3,046,152	$	2,226,336
PTU:				
Current	$	514,257	$	449,366
Deferred		(74,744)		(178,641)
	$	439,513	$	270,725

Following is a reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU:

	2006 %	2005 %
Statutory rate	29	30
Add (less) the effect of permanent differences:		
Nondeductible expenses	1	1
Effects of inflation	(1)	-
Gain on sale of subsidiaries	-	(2)
Gain from dilution in placement of shares of subsidiaries	-	(8)
Other, net	(1)	(2)
Effective rate	28	19

The main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2006	2005
Deferred ISR (asset) liability:		
Property, machinery and equipment	$ 5,248,488	$ 5,057,590
Inventories	1,976,870	2,469,687
Accounts receivable from sales on credit	1,011,694	1,204,638
Advances from customers	(316,053)	(281,193)
Natural gas and metals swaps and futures	195,628	475,607
Revenues and costs by percentage-of-completion method	287,703	105,517
Supplemental estimates for assets, reserves for liabilities and others, net	7,035	59,764
Deferred ISR on temporary differences	8,411,365	9,091,610
Effect of tax loss carryforwards	(570,287)	(623,193)
Recoverable IMPAC	(93,958)	(307,536)
Effect of reduction in statutory rate on ISR in future years	-	(305,211)
Deferred ISR (long-term CUFINRE)	47,546	62,381
Long-term deferred ISR liability	7,794,666	7,918,051
Deferred PTU (asset) liability:		
Inventories	29,829	127,623
Advances from customers	1,301	(25,633)
Other, net	(291)	13,676
Long-term liability for deferred PTU	30,839	115,666
Total long-term ISR and deferred PTU	$ 7,825,505	$ 8,033,717

The sale of cigarettes is subject to the payment of an excise tax ("IEPS"). In this regard, the subsidiary Cigatam paid the respective tax monthly at a rate of 110% for unfiltered and unfiltered cigarettes in 2006 and 2005.

Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2006 and expiration dates are as follows:

Year of Expiration		Tax Loss Carryforwards		Recoverable IMPAC
2007	$	70,977	$	(365)
2008		53,335		2,124
2009		50,817		5,467
2010		89,359		(13,767)
2011		109,499		(22,802)
2012		269,036		17,333
2013 and thereafter		1,393,719		105,968
	$	2,036,742	$	93,958

18. Discontinued operations

As explained in Note 1, on November 24, 2005 the Company sold the shares of its subsidiary Ferrosur, for which reason the results of the year of the latter as of October 31, 2005, are presented separately in the consolidated statements of income as discontinued operations.

The condensed statement of income of the discontinued subsidiary for the 10 month period ended October 31, 2005 is shown below:

Revenues from discontinued operations	$	2,109,808
Costs and expenses		1,489,920
Expenses from discontinued operations		147,348
Income before discontinued operations		469,524
Income from discontinued operations		302,303

19. Commitments

At the date of the financial statements, the following commitments exist for the principal subsidiaries:

a. As of December 31, 2006, Sanborns has executed contracts with suppliers for the remodeling and construction of certain of its stores. The amount of the commitments contracted for this item is approximately $599,489.

b. Sanborns and its subsidiaries have executed leasing agreements in 326 of its stores (Sears, Sanborn Hermanos, Sanborn's -Café, Mix-Up, Discolandia, Dorian´s, Coffee Factory, Café Caffe, Corpti and Promusic). Such lease agreements are for non-cancelable terms of between one and 20 years. The amount of the rentals paid during 2006 and 2005 was $593,779 and $441,270, respectively; also, the Company and its subsidiaries as lessees have contracts whose terms fluctuate from between one to 15 years, and the amount of the rental income in 2006 and 2005 was $437,894 and $359,678, respectively.

c. As part of an agreement signed on December 20, 2001, Sears renewed the brand use license contract for 10 years as of April 17, 2002, establishing the payment of 1% of the goods sale revenues, and enabling it to use the Sears name both in its business name and its stores, as well as the exploitation of the brands owned by Sears Roebuck & Co., which include Craftsman and Kenmore.

d. As of August 1, 2004, the provisions of the Agreement signed between the Health Department and the tobacco industry went into effect, whereby the Health Protection System Trust will receive a contribution equal to 2.5 cents per cigarette sold from October 2004 until December 31, 2005; from January 1, 2006 a contribution equal to 3.5 cents per cigarette sold until June 30, 2006; and from July 1, 2006 a contribution equal to five cents per cigarette sold until December 31, 2006, at which time the contributions to such Trust will cease. The contributions to the Trust for the years 2006 and 2005 are $1,390,215 and $763,610, respectively. The agreement ended on December 31, 2006 and at this date it has not been defined whether it will be renewed by the authorities or not.

e. Since 2003 both Grupo Condumex and Swecomex, S.A. de C.V. (a subsidiary of CICSA) have executed public construction contracts with Pemex Exploración y Producción to construct a telecommunications platform and two fixed drilling stations, 2 production platforms and 3 drilling rigs (now terminated), which establish a series of obligations that have been fulfilled at this date. Also, in 2006 CICSA obtained a loan for well drilling and termination of $1,432,000, plus US$280 million, which includes infrastructure works for the Southern Region. Work began in January 2007 and is expected to conclude in December 2009.

20. Contingencies

a. In January 2000, COC Services, LTD (COC Services) filed suit against CompUSA, Inc. (CompUSA) and other defendants (including Grupo Carso and Grupo Sanborns), in the District Court of Dallas County, Texas, citing contractual claims and civil liability violations CompUSA, which allegedly derived from a letter of intent related to franchises for retail stores in México.

After different court and legal proceedings, including a jury trial, a verdict issued by a lower court judge, an appeal filed with a higher court, and a review by the Texas Supreme Court, this contingency has been finally concluded without requiring any payment or disbursement by Grupo Carso and the other defendants in accordance with this legal action, because on June 9, 2006 such Supreme Court rejected the appeal filed by the plaintiffs.

b. Certain subsidiaries have court proceedings under way with the competent authorities for different reasons, mainly taxes and the recovery of long-term accounts receivable which they are owed. In the opinion of the Company's officers and attorneys, most of these issues will be resolved favorably; if not, the result of such lawsuits will not substantially affect its financial position or results of operations.

21. Information by segment

Information by operating segment is presented based on the management focus and general information is also presented by product, geographical area and homogenous groups of customers.

a. Analytical information by operating segment

				2006					
	Tobacco	Ceramics tile products	Copper and aluminum derivatives	Production for the automotive, construction and telecommunications industries	Commercial	Mining	Infrastructure and construction	Others and eliminations	Consolidated total
Net sales	$ 16,859,319	$ 3,876,407	$ 9,757,382	$ 19,037,448	$ 29,308,098	$ 4,107,271	$ 11,757,576	$ (2,388,890)	$ 92,314,611
Income from operations	919,107	714,382	714,575	1,885,359	4,358,233	2,429,604	1,349,826	669,042	13,040,128
Combined net income (loss)	594,909	386,014	201,337	1,352,229	3,130,620	1,247,320	943,635	1,582,861	9,438,925
Depreciation and amortization	169,733	385,507	346,684	465,410	708,508	171,593	211,275	19,849	2,478,559
Investments in shares of associated companies	-	31,726	146	753,509	933,975	7	-	3,318,985	5,038,348
Total assets	5,056,428	6,730,907	9,718,571	18,997,345	34,399,668	3,609,614	11,288,041	772,617	90,573,191
Total liabilities	3,674,355	3,188,507	5,466,605	6,857,466	15,302,588	1,115,860	3,882,544	4,454,791	43,942,716

	2005								
	Tobacco	Ceramics tile products	Copper and aluminum derivatives	Production for the automotive, construction and telecommunications industries	Commercial	Mining	Infrastructure and construction	Others and eliminations	Consolidated total
Net sales	$ 14,925,387	$ 3,796,916	$ 7,285,857	$ 14,699,256	$ 28,443,728	$ 2,190,660	$ 11,141,866	$ (1,228,618)	$ 81,255,052
Income from operations	816,140	719,356	456,007	1,067,967	4,084,298	507,275	1,395,896	597,393	9,644,332
Combined net income (loss)	574,402	316,374	197,610	1,338,202	3,304,184	176,642	1,005,736	3,589,056	10,502,206
Depreciation and amortization	169,773	374,026	349,046	467,994	747,266	135,291	167,997	37,134	2,448,527
Investments in shares of associated companies	-	4,105	152	975,111	709,173	7	-	2,848,187	4,536,735
Total assets	4,198,284	7,458,877	9,531,138	17,196,297	31,580,891	2,636,796	9,603,157	4,626,711	86,832,151
Total Liabilities	2,802,128	3,842,920	4,447,170	6,664,071	15,300,430	1,308,255	3,135,711	1,131,668	38,632,353

The Company operates in different geographical zones and has distributional channels in Mexico, the US and other countries, through industrial plants, commercial offices or representative offices.

b. General information on statements by geographical area:

	2006	%	2005	%
North America	$ 5,542,174	6.00	$ 5,333,320	6.56
Central and South America and Caribbean	3,674,032	3.98	1,559,051	1.92
Europe	1,186,383	1.29	85,992	0.11
Rest of the world	38,363	0.04	25,633	0.03
Total exports	10,440,952	11.31	7,003,996	8.62
Mexico	81,873,659	88.69	74,251,056	91.38
Net sales	$ 92,314,611	100	$ 81,255,052	100

c. The Company has a great diversity of customers based on the category of products and service offered. Cigatam recorded sales to Philip Morris (an associated company), equal to 18.2% and 18.3% of consolidated net sales during 2006 and 2005, respectively. No other customer individually represents over 10% of net sales. The Company offers its products and services in the following industries: Energy, automotive, communications, mining, construction, electronics and to the general public.

22. New accounting principles

When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 3, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.

CINIF continues to pursue its objective of moving towards a greater convergence with International Financial Reporting Standards. To this end, on December 22, 2006, it issued the following MFRS, which will become effective for fiscal years beginning on January 1, 2007:

NIF B-3, Statement of Income
NIF B-13, Events Occurring after the Date of the Financial Statements
NIF C-13, Related Parties
NIF D-6, Capitalization of Comprehensive Financing Result

Some of the significant changes established by these standards are as follows:

NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing and entity's main source of revenues. Non-ordinary items are derived from activities other than those representing an entity's main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

NIF B-13, Events Occurring after the Date of the Financial Statements, requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements instead in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

NIF C-13, Related Parties, broadens the concept "related parties" to include a) the overall business in which the reporting entity participates; b) close family members of key or relevant officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key or relevant officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost ("RIF") directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

23. Authorization of the issuance of the financial statements

On March 6, 2007, the issuance of the consolidated financial statements was authorized by C.P. Quintín Humberto Botas Hernández. These consolidated financial statements are subject to the approval of the ordinary stockholders' meeting, which may modify the financial statements, based on provisions set forth in the General Corporate Law.

* * * * * *

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